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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2001

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO-C
                                 (Rule 14d-100)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                          DOCUMENT SCIENCES CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

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                                   25614R-10-5
                      (CUSIP Number of Class of Securities)

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                                JOHN L. MCGANNON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          DOCUMENT SCIENCES CORPORATION
                               6339 PASEO DEL LAGO
                               CARLSBAD, CA 92009
                                 (760) 602-1400
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                                    ---------

                                 WITH A COPY TO:

                                 RONALD S. BEARD
                           GIBSON, DUNN & CRUTCHER LLP
                          JAMBOREE CENTER, 4 PARK PLAZA
                              IRVINE, CA 92614-8557
                                 (949) 451-3800

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                            CALCULATION OF FILING FEE

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     Transaction Valuation                             Amount of Filing Fee
--------------------------------------------------------------------------------
        Not Applicable                                    Not Applicable
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* Estimated for purposes of calculating the amount of filing fee only.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        Amount Previously Paid:       None           Filing Party:    N/A
        Form or Registration No.:     N/A            Date Filed:      N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ] third-party tender offer subject to Rule 14d-1.

       [X] issuer tender offer subject to Rule 13e-4.

       [ ] going-private transaction subject to Rule 13e-3.

       [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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PRESS RELEASE

DOCUMENT SCIENCES CORPORATION ANNOUNCES TENDER OFFER FOR ITS COMMON STOCK

        CARLSBAD, Calif. - February 16, 2001 - Document Sciences Corporation (Nasdaq: DOCX), today announces that it has commenced a fixed price tender offer for 6.0 million shares, or 55% of its outstanding common stock, at $2.00 per share net, an 18% premium to the last reported sales price of its common stock on Thursday, February 15, 2001.

        If more than 6.0 million shares are tendered, Document Sciences will purchase shares from each tendering stockholder on a pro rata basis, subject to an "odd lot" priority.

        Under the terms of the offer, stockholders will have the opportunity to tender all or a portion of their shares at $2.00 per share. The last reported sales price of our common stock on Thursday, February 15, 2001 was $1.69 per share. All other shares that have been tendered and not purchased will be promptly returned to the stockholders. The tender offer will expire on March 23, 2001 at 5:00 p.m., California time, unless we elect to extend the offer. The offer is subject to various conditions described in the Offer to Purchase.

        Our Board of Directors has approved the offer. However, neither Document Sciences nor our Board of Directors is making a recommendation to our stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decisions as to whether to tender their shares and if so, how many shares to tender. Our directors and executive officers have advised us that, as a group, they will not tender any of their shares in the offer.

        Xerox Corporation, which currently owns approximately 62% of the outstanding shares of Document Sciences, has agreed to tender all of its shares in the offer. We also have obtained an option from Xerox to purchase up to 2.0 million additional shares after the completion of the offer at $2.00 per share, with the purchase price represented by promissory notes. Both Xerox's agreement to tender its shares in the offer and the exercise of the option are subject to the condition that in no event will we purchase shares that would cause Xerox's ownership interest in Document Sciences, following completion of the offer or the exercise of the option, to be less than 19.9% of our outstanding shares.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Document Sciences' common stock. The solicitation of offer to buy Document Sciences' common stock will only be made pursuant to the Offer to Purchase and related material that we will be sending to our stockholders shortly. Stockholders should read those materials because they will contain important information including the various terms and conditions to the offer.

        The tender offer statement and other filed documents will be available for no charge on the Securities & Exchange Commission's website at http://www.sec.gov and will also be made available without charge to all stockholders of Document Sciences' by contacting the information agent for the offer as designated in the tender offer documents disseminated to Document Sciences' stockholders.

INFORMATION ABOUT DOCUMENT SCIENCES

        Document Sciences Corporation develops and markets software solutions that enable an enterprise to better communicate with their customers, through both Automated Personal Portals on the web and high-quality personalized documents that can be printed, viewed on demand, or distributed electronically in high volume. Approximately 600 customers worldwide use Document Sciences' products in insurance; banking and financial services; managed-care; telecommunications; utilities; and commercial print service bureaus. Customers include more than 60 Fortune 500 companies. Based in Carlsbad, California, with regional locations across the U.S. and a European subsidiary in Paris, France, the Company also markets its products in Australia, New Zealand, Brazil, Argentina and Chile. For more information about Document Sciences Corporation, visit www.docscience.com.


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        This Press Release contains certain forward-looking statements, including statements made with respect to the commencement of and the potential terms of the proposed self-tender offer. Words such as "plan," "will," "anticipate," "intend," "increasing," "pursue," "provide," "begin," "should," "would," "focus," "believe," "expect," "continue," and "plan," or the negative thereof or variations thereon and similar expressions are intended to identify forward-looking statements. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments that are believed to be reasonable as of the date of this Press Release. Factors that may cause actual results, goals, targets or objectives to differ materially from those contemplated, projected, forecast, estimated, anticipated, planned or budgeted in such forward-looking statements include, among others, the following possibilities: (i) an inability to launch or complete the proposed tender offer (including a determination by Document Sciences not to pursue such tender offer or to change the amount of such tender offer); (ii) changes in our stock price; (iii) changes in our operating results;
(iv) the market for document automation software; (v) continued expansion of our professional services; (vi) market acceptance of our existing products and introduction of new products and enhancements to existing products; (vii) maintaining our relationships with Xerox; and/or (viii) changes in general economic and business conditions. Actual events or results may differ materially from those discussed, contemplated, forecasted, estimated, anticipated, planned or implied in the forward-looking statements as a result of the various factors described above and those further set forth under the headings "Purpose of the Offer; Certain Effects of the Offer;" and "Forward-Looking Information" in our Schedule TO filed with the Securities & Exchange Commission on February 16, 2001;" and under the heading "Risk Factors" in our Form 10-K for its fiscal year ended December 31, 1999 and Form 10-Q for the quarterly period ended September 30, 2000.


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